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Report of Independent Registered Public Accounting Firm

The Member of
Redburn (USA) LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Redburn (USA) LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended March 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the members of management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young

May 25, 2017

Redburn (USA) LLC

Rule 15c3-3 Exemption Report

For the Year Ended March 31, 2017

Redburn (USA) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Larry Kimmel, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: _____

Larry Kimmel
Chief Administrative Officer
May 25, 2017